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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   3  )*
                                           -----


                                CONSILIUM, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

              Common Stock, Par Value One Cent ($0.01) Per Share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   208547109
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 208547109                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JONATHAN J. GOLOVIN, ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,454,446

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          225,324
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,454,446

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          225,324
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,679,770

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      21.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      In

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.

 (a) Name of Issuer
     --------------

Consilium, Inc.

 (b) Address of Issuer's Principal Executive Offices
     -----------------------------------------------

485 Clyde Avenue, Mountain View, CA 94043

ITEM 2.

 (a) Name of Person Filing
     ---------------------

Jonathan J. Golovin

 (b) Address of Principal Business Office or, if none, Residence
     -----------------------------------------------------------

485 Clyde Avenue, Mountain View, CA 94043

 (c) Citizenship
     -----------

United States

 (d) Title of Class of Securities
     ----------------------------

Common Stock

 (e) CUSIP Number
     ------------

208547-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

 (a) [_] Broker or Dealer registered under Section 15 of the Act
 (b) [_] Bank as defined in section 3(a)(6) of the Act
 (c) [_] Insurance Company as defined in section 3(a)(19) of the act
 (d) [_] Investment Adviser registered under section 8 of the Investment Company Act
 (e) [_] Investment Company registered under section 203 of the Investment Advisers Act of 1940
 (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)
 (g) [_] Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)
 (h) [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP

 As of December 31, 1995, Dr. Golovin beneficially owns 1,679,770/1/ shares of Common Stock of Consilium, Inc., which is approximately 21.5%/2/ of the outstanding shares of Common Stock of Consilium.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following [_].

Not Applicable

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

 If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

 If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

 If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

------------------
/1/   Includes 1,354,446 shares held directly by Jonathan and Susan Golovin as community property, as to which he has sole power to vote and dispose; also includes 200,000 shares held in trust by Jonathan Golovin, Susan Golovin and Inge Golovin as Trustees for Dr. Golovin's minor children, 18,670 shares held in trust by Jonathan and Susan Golovin as Trustees for their minor children and 6,654 shares held in trust by Susan Golovin as Trustee for their minor children, as to which Dr. Golovin may be deemed to share voting and investment power.
Also includes 100,000 shares subject to stock options exercisable within sixty days of December 31, 1995, of which 39,584 shares are unvested and subject to repurchase by Consilium, as to which Dr. Golovin may be deemed to have sole power to vote and dispose.

/2/   Based on the 7,695,655 shares reported outstanding in Consilium's Annual
Report on Form 10-K for the year ended October 31, 1995, plus the additional 100,000 shares issuable upon exercise of the option held by Dr. Golovin.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

 Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

ITEM 10.  CERTIFICATION

Not Applicable

                                   SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 13, 1996
                                           -----------------------------------
                                                            Date

                                                 /s/ Jonathan J. Golovin
                                           -----------------------------------
                                                           Signature

                                                    Jonathan J. Golovin
                                            -----------------------------------
                                                         Name/Title